

October 10, 2013

By E-Mail
Michael R. Neidell, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

>   **Re: Cracker Barrel Old Country Store, Inc.**
>   **Definitive Additional Materials filed on October 8, 2013**
>   **File No. 1-25225**

Dear Mr. Neidell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Additional Materials

General

1. We note your response letter dated October 8, 2013 regarding the soliciting material dated September 17, 2013; however, the soliciting material dated September 17, 2013 appears on the participants' website without any revisions. Please revise and refile the soliciting materials dated September 17, 2013.

2. We note under the "Terms and Conditions" section of the website, that Biglari Capital does not guarantee the accuracy of any posted information. See numbered paragraphs 2-4 of the Terms and Conditions. We refer to Exchange Act Rule 14a-9 and remind the participants that they are responsible for the accuracy of disclosure made in their soliciting materials, including on the website. Please revise to remove these disclaimers.

3. We note that in the "Terms and Conditions" section of the website, the disclosure states: "[t]he Sponsor is not soliciting any action based upon the Site…and the Site should not be construed as a solicitation to procure, withhold or revoke any proxy." Please revise since the participants are conducting a proxy solicitation.

4. We note that you have posted soliciting material from past proxy contests with Cracker Barrel, which may be confusing to investors. Please revise the website to distinguish soliciting material in connection with this year's proxy contest from those of prior years, or limit the information on the website to information related to the current proxy contest.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions